July 23, 2013

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited Annual Report on Form 20-F for the Fiscal Year ended December 31, 2012 Filed April 25, 2013 File No. 001-14696

Dear Mr. Spirgel:

This is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 15, 2013, relating to the Annual Report on Form 20-F of China Mobile Limited (the “Company”) for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was filed with the Commission on April 25, 2013. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2012 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2012

Consolidated Balance Sheets, page F-5

1.	We note that bank deposits represent 31% of total assets as December 31, 2012. Please tell us about the nature of these deposits. Also revise the footnotes and the liquidity section in MD&A to disclose the nature of the deposits and the increase in this account over the years.

The Company respectfully advises the Staff that the bank deposits of the Company as of December 31, 2012 in the amount of RMB331,997 million, representing 31.6% of the Company’s total assets as of December 31, 2012, were term deposits with banks with original maturity exceeding three months and were mainly placed at state-owned commercial banks in China, including Bank of China, China Construction Bank, the Industrial and Commercial Bank of China and the Agricultural Bank of China.

In response to the Staff’s comment, the Company proposes to include a separate disclosure as a footnote to bank deposits in the Company’s Consolidated Financial Statements and in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Liquidity” substantially in the form as set forth below in its Annual Report on Form 20-F for the fiscal year ending December 31, 2013:

As a Footnote to Bank Deposits in the Company’s Consolidated Financial Statements:

“Bank deposits represent term deposits with banks with original maturity exceeding three months.”

In Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Liquidity (using December 31, 2012’s financial position as an illustration):

“Bank deposits represent term deposits with banks with original maturity exceeding three months. The increase of bank deposits in 2012 was mainly due to the increase of net cash generated from operations. In addition, the Company placed its excess cash and cash equivalents (including cash at banks and in hand, as well as bank deposits with original maturity within three months) as term deposits with maturity exceeding three months to earn interest income at higher yields. As a result, bank deposits increased.”

*  *  *  *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), or Gong Chen or Mirian Niu of the Company at +852-3121-8888, with any questions you may have.

Sincerely,

/s/ XUE Taohai
XUE Taohai
Executive Director, Vice President and Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Ms. Ivette Leon
(Securities and Exchange Commission)

Mr. Gong Chen
Ms. Mirian Niu
(China Mobile Limited)

Mr. Thomas Chan
(KPMG)

Mr. William Y. Chua
Ms. Lu Chai
(Sullivan & Cromwell)

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